GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588     Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

February 28, 2006

VIA EDGAR/COURIER FILING

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.   20549

Attention:  Ms. Susann Reilly, Attorney

Dear Ms. Reilly:

Re:  McNab Creek Gold Corporation (the "Company")

        - Form 10QSB for the Quarter Ended December 31, 2005

        - File No. 0-50915

We provide the following responses to the comments contained in your letter of February 24, 2006 addressed to Mr. Kenneth G. Townsend, C.E.O. of the Company.  We enclose one black-lined and one clean copy of amendment number 1.  The black-lined references indicate disclosure which responds to your comments.

Form 10-QSB for the quarter ended December 31, 2005

1.

The Form 10-QSB was inadvertently filed as incomplete.  This appears to have been the result of some form of communication breakdown with the filing agent.  The complete Form 10-QSB has now been filed.  Amendment number 1 contains an updated Plan of Operations, covers disclosure requested in comment number 7 of your letter of September 20, 2005 and clarifies when the Company expects to complete each phase of the work programs.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey

Enclosures

cc:

McNab Creek Gold Corp.